OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Leagueswype LLC

417 Des Plaines
Forest Park, IL 60130

https://www.leagueswype.com/



1000 units of Non-Voting Membership Interest

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* Non-Voting Membership Interests ($1,070,000)

Maximum subject to adjustment for bonus interests. See 10% Bonus below

Minimum 1,000 Non-Voting Membership Interests ($10,000)

Company	Leagueswype LLC
Corporate Address	417 Des Plaines, Forest Park, IL 60130
Description of Business	Leagueswype is an interactive community of fantasy sports enthusiasts that will provide for the storing and transferring of funds easily, quickly, & securely, making it the ideal custodial solution for all fantasy sports related transactions. The application also provides a full suite of features that enable its users to consolidate their participation in leagues across various fantasy sports providers. On one platform, users will be able to view and manage league logistics, create and commission leagues, organize and manage payments, store value, engage with league participants through a messaging function, access relevant league and media information and take advantage of exclusive product discounts. All of this in a secure environment across web and mobile devices. Leagueswype is currently in beta with a working web application available. We are seeking additional capital to complete mobile application development and to enhance UX/UI design.
Type of Security Offered	Non-Voting Membership Interests
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$100.00

Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Leagueswype LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any interests you purchase. For example, if you buy 100 Non-Voting Membership Interests at $1.00 / interest, you will receive 110 Non-Voting Membership Interests, meaning you'll own 110 interests for $100. Fractional interests will not be distributed and interest bonuses will be determined by rounding down to the nearest whole interest.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<center>THE COMPANY AND ITS BUSINESS</center>

The company's business

Description of Business

Leagueswype is an interactive community of fantasy sports enthusiasts that will provide for the storing and transferring of funds easily, quickly, & securely, making it the ideal custodial solution for all fantasy sports related transactions. The application also provides a full suite of features that enable its users to consolidate their participation in leagues across various fantasy sports providers. On one platform, users will be able to view and manage league logistics, create and commission leagues, organize and manage payments, store value, engage with league participants through a messaging function, access relevant league and media information and take advantage of exclusive product discounts. All of this in a secure environment across web and mobile devices. Leagueswype is currently in beta with a working web application available. We are seeking additional capital to complete mobile application development and to enhance UX/UI design.

Sales, Supply Chain, & Customer Base

We expect our strongest market segment to be season-long league users who leagues require a pay in to participate. According to our research, more than 59 million people play fantasy sports in North America, the equivalent of 21% and 19% of the

U.S. and Canadian general populations respectively. The average player spends $556 a year on fantasy. Together users spent $11 Billion on the activity in 2014 and that number continues to increase yearly. Popularity is at all time high with no signs of slowing down and season-long leagues, which have been around for decades, continue to thrive especially now that fantasy is being endorsed by major pro leagues.

Additional market segments include daily fantasy sports players who find value and convenience in the ability to store value collected from multiple mobile sites on one platform. The stored value can be used on any site without restriction or deposited into their back account immediately. Other targets include one off users who require an account to participate in office pools, to contribute money to support a group event, or users who value receiving discounts on merchandise purchased through the application. These other targets could potentially increase our target market by an additional 10 million people.

All stats are as reported by the Fantasy Sports Trade Association in their June 2017 industry research report. https://fsta.org/research/industry-demographics/

Competition

Current competitors either focus only on the collecting and storing of funds in a custodial capacity or are simply payment facilitators that don't attempt to engage users. We have identified only one website that offers fantasy sports players the option to pay league dues online and receive payouts at the end of the season. We have found no working applications that offer the combined services of Leagueswype that directly targets fantasy league players. Indirect competitors include DraftKings, Fan Duel, Yahoo Sports, ESPN and other fantasy sports apps.

Liabilities and Litigation

The company has no current or pending liabilities or litigation.

The team

Officers and directors

Darius Grandberry	CEO, Founder and Manager

Darius Grandberry
Darius Grandberry is CEO and Founder of Leagueswype LLC. Darius formed the company in June 2016 and has been working on the business ever since. He began working full-time for the company in June 2017. Darius Grandberry currently works full-time as Managing Director for the start-up financial services firm Gold Leaf Capital Partners where he started in January 2018 (primary position). Mr. Grandberry was formerly the Chief Financial Officer at Muller and Monroe Asset Management LLC (M2) and spent ten years with the firm from 2007 to 2017 working full time. Mr. Grandberry was responsible for the daily financial operations of both M2 and the private equity funds it advises. Prior to joining M2, Darius was a senior auditor at

Washington, Pittman, & McKeever, LLC where he managed all phases of client audits, evaluated business processes, and determined compliance needs from 1999 to 2007. Darius is a Certified Public Accountant (CPA) with a BS degree in Accounting from the University of Illinois and received his MBA from Northwestern University's Kellogg School of Management. Darius is a member of the American Institute of Certified Public Accountants (AICPA), the Illinois CPA Society (ICPA).

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand new company.** The Company is wholly dependent on its ability to develop, market and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the members will realize any return on their

investment or that they will not lose their entire investment.

- **Any valuation at this stage is only speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call, then don't invest.

- **Our business projections are only estimates based on our assumptions.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for Leagueswype, people think its a better option than the competition and Leagueswype has priced the services at a level that allows the company to make a profit and still attract business.

- **Long Term Investment** Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Undercapitalization** We will likely need to engage in common equity, debt, or unit financings in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of units could be more advantageous to those investors than to the holders of Membership Units. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Possible Interruption to Service** As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in our service on our platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we may rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on us directly could harm our reputation and materially negatively impact our financial condition and business.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Member. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When

such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Member and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Darius Grandberry, 100.0% ownership, Ownership Interest

Classes of securities

- Voting Membership Interest: 500,001

Voting Rights

Holders of Voting Membership Interest's have voting rights in proportion to the amount of Voting Membership Interest held, as reflected in SCHEDULE A to the LEAGUESWYPE LLC OPERATING AGREEMENT

Distribution Rights

a. Net Distributable Cash. At the end of each Company accounting year (or more frequently if a Majority of the Members so determines), the Manager shall determine the amount of Net Distributable Cash available for distribution, if any, and shall distribute Net Distributable Cash in the following order of priority:

(i) In payment of loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of Net Distributable Cash shall be made on a pari passu basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Interest in the Company or as otherwise stated in Schedule "A" attached herein.

b. Notwithstanding the provisions of Section 7.1 of the Operating Agreement, in the event Net Distributable Cash shall result from the dissolution or liquidation of the Company, any such Net Distributable Cash shall be distributed to the Members in the following order of priority:

(i) In payment of loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the

Company out of Net Distributable Cash shall be made on a pari passu basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Capital Account balances in the Company.

Rights to Receive Liquidation Distributions

Distribution of Assets. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four of the Operating Agreement.

Distributions in Kind. The assets of the Company shall be liquidated as promptly as possible to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. If in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's membership interests may be adversely affected by, the rights of the holders of any series of membership interests currently outstanding and any additional classes of units that may be designated in the future.

Transfer of Shares

Generally. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

No transfer of Shares shall be permitted if, in the judgment of the Manager, such

transfer would (i) cause the Company to lose its exempt status under the Code.

First right of refusal. In General. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Membership Interest (the "Transfer Interest"), then he, she, or it shall notify the Manager, specifying the Membership Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within fifteen (15) days after receipt of the Sales Notice the Manager shall notify the Investor Members of the offer.

- Within thirty (30) days after receipt of the Sales Notice by the Selling Member, Manager may exercise the Company First Right of Refusal and shall notify the Selling Member of its intent to purchase the Transfer Interest and shall do so within thirty (30) days under the same terms as the third-party offer.
- In the event Manager does not exercise the First Right of Refusal, Manager shall provide the Investor Members with the Sales Notice within fifteen (15) days and Investor Members will upon receipt of such Sales Notice shall have the Right of Refusal. Those Investor Members who elect to exercise their Right of Refusal, shall notify the Manager of an intent to purchase the Transfer Interest, such Right to be prorated among the responding Investor Members in proportion to their Membership Interest. Investor Members electing the purchase the Transfer Interest shall do so within thirty (30) days under the same terms as the third-party offer.
- Any deficiency between the Transfer Interest not purchase by the Manager and the Investor Members shall then be sold to the third party under the terms of the offer.

Exempt Transfers. The following transactions shall be exempt:

- A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;
- Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and
- The sale of all or substantially all the interests of the Company (including pursuant to a merger or consolidation

Drag-Along Right. In the event the Manager approves a sale or other disposition of all the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Membership Interest free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the

transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Non-Voting Membership Interest: 0

Voting Rights

Holders of Non-Voting Membership Interest's do not have any voting rights, except as required by law.

Distribution Rights

a. Net Distributable Cash. At the end of each Company accounting year (or more frequently if a Majority of the Members so determines), the Manager shall determine the amount of Net Distributable Cash available for distribution, if any, and shall distribute Net Distributable Cash in the following order of priority:

(i) In payment of loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of Net Distributable Cash shall be made on a pari passu basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Interest in the Company or as otherwise stated in Schedule "A" attached herein.

b. Notwithstanding the provisions of Section 7.1 of the Operating Agreement, in the event Net Distributable Cash shall result from the dissolution or liquidation of the Company, any such Net Distributable Cash shall be distributed to the Members in the following order of priority:

(i) In payment of loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of Net Distributable Cash shall be made on a pari passu basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest

balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Capital Account balances in the Company.

Rights to Receive Liquidation Distributions

Distribution of Assets. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four of the Operating Agreement.

Distributions in Kind. The assets of the Company shall be liquidated as promptly as possible to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. If in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's membership interests may be adversely affected by, the rights of the holders of any series of membership interests currently outstanding and any additional classes of units that may be designated in the future.

Transfer of Shares

Generally. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to lose its exempt status under the Code.

First right of refusal. In General. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his,

her, or its Membership Interest (the "Transfer Interest"), then he, she, or it shall notify the Manager, specifying the Membership Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within fifteen (15) days after receipt of the Sales Notice the Manager shall notify the Investor Members of the offer.

- Within thirty (30) days after receipt of the Sales Notice by the Selling Member, Manager may exercise the Company First Right of Refusal and shall notify the Selling Member of its intent to purchase the Transfer Interest and shall do so within thirty (30) days under the same terms as the third-party offer.
- In the event Manager does not exercise the First Right of Refusal, Manager shall provide the Investor Members with the Sales Notice within fifteen (15) days and Investor Members will upon receipt of such Sales Notice shall have the Right of Refusal. Those Investor Members who elect to exercise their Right of Refusal, shall notify the Manager of an intent to purchase the Transfer Interest, such Right to be prorated among the responding Investor Members in proportion to their Membership Interest. Investor Members electing the purchase the Transfer Interest shall do so within thirty (30) days under the same terms as the third-party offer.
- Any deficiency between the Transfer Interest not purchase by the Manager and the Investor Members shall then be sold to the third party under the terms of the offer.

Exempt Transfers. The following transactions shall be exempt:

- A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;
- Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and
- The sale of all or substantially all the interests of the Company (including pursuant to a merger or consolidation

Drag-Along Right. In the event the Manager approves a sale or other disposition of all the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Membership Interest free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor

Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of membership units, you will have limited ability, if all, to influence our policies or any other business matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit offering, employees exercising unit options, or by conversion of certain instruments into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of the product, which we do not anticipate occurring until November 1, 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12-18 months without revenue generation. Our forecast assumes continued development, some marketing, the cost to maintain the AWS servers, routine application service maintenance, and all the ancillary costs to deliver our product which includes 3rd party fees charged to use software that has been integrated into the Leagueswype platform.

Operating expenses include start-up costs. Start-up costs during 2016 and 2017 include software development costs to build the beta version of the platform. Development costs decreased significantly during 2018 and were primarily for general maintenance and updates. Going forward, we expect operating expenses to increase in proportion to the amount raised with significant investments in marketing and continued app development.

Financial Milestones

The company has no operating income to date and has only incurred start-up expenses for the growth of the brand and the development of the product. See the company's financial statements for further detail.

The initial goal of the Leagueswype team is to achieve a market viable product (MVP) with over 30,000 active users. The expectation is that by 3Q 2019 Leagueswype will have over 30,000 active users and will focus any marketing efforts and increasing the Weekly Active Users (WAU) and Monthly Active Users (MAU). Since Leagueswype is a network effect App the more people that are actively using the App the more it will grow. We are forecasting that by 2Q 2020 Leagueswype will have over 250,000 active users at which time the team will begin to sell mobile advertisements for the App and implementing subscription service to use enhanced features of the platform at $2.99 per month.

The current forecast is that we will have enough momentum to start charging subscriptions in 2019. We are not selling goods and services we are only providing a

software platform for consumers to use so we will be able to keep expenses low. As the company grows we expect our expenses to increase as we gain more users and require more technical and customer support.

Liquidity and Capital Resources

The founder has invested $51,000 in the company in equity and the company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering it will allow the company to launch the software application on the iOS and Andriod platforms and have capital left over for marketing efforts. If the company can find product-market fit it will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The company currently has an open line of credit of $4,000 with US Bank to use as needed.

A maximum raise of $1,070,000 will allow the company to fully develop, deploy, and market the application for an 18 to 24 month period depending on our marketing efforts. A minimum raise of $10,000 will allow the company to complete beta development and deploy the application with minimal marketing. A minimum raise will allow the company to determine the product-market fit and position the platform well for subsequent rounds of capital raises.

Indebtedness

The company has no current indebtedness.

Recent offerings of securities

None

Valuation

$5,000,001.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property, the beta version of its web application and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Draftkings and Fan Duel, and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$107,000
Net Proceeds	$9,000	$963,000
Use of Net Proceeds:		
R& D & Production	$7,000	$250,300
Marketing	$2,000	$450,000
Working Capital		$262,700
Total Use of Net Proceeds	$9,000	$963,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our minimum amount of $10,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $9,000 over the course of that time as follows: $7,000 for application development and system maintenance. The remaining $2,000 will be used to market the product.

If we are able to raise significantly more capital we will invest more heavily in both development and marketing. Specifically, we intend to use the proceeds on the following:

Software Development: App development costs for iOS and Android platforms - $250,300

Marketing: Advertising, promotions, sales, and strategic partnerships to extend the brand and product/service offerings, as well as to potentially create awareness towards

generating additional or other sources of funding. - $450,000

Administration: Accounting, human resources, and general administrative costs. - To be taken from working capital (administration costs) as necessary.

Legal: law firms, and legal consultants - To be taken from working capital (administration costs) as necessary.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at https://www.leagueswype.com in the tab labeled annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Leagueswype LLC

[See attached]

LEAGUESWYPE LLC

FINANCIAL STATEMENTS(UNAUDITED) AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

Leagueswype LLC
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Leagueswype LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marcus Reynolds, CPA

Marcus Reynolds, CPA
Chicago, Illinois
05/27/2019

LEAGUESWYPE LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
(unaudited)

Assets		
Current Assets:		
Cash	$ -	$ -
Total Current Assets	-	-
Non-Current Assets		
Property, Plant & Equipment	-	-
Intangible Assets	-	-
Total Non-Current Assets	-	-
Total Assets	-	-
Liabilities and Equity		
Current Liabilities		
Short-term borrowings	-	-
Total Current Liabilities	-	-
Non-Current Liabilities	-	-
Long-term borrowings	-	-
Total Non-Current Liabilities	-	-
Total Liabilities	-	-
Owners' Equity		
Members' Investment	50,926	45,198
Retained Earnings	(45,198)	(21,952)
Net Income	(5,728)	(23,246)
Total Members' Equity	-	-
Total Liabilities and Stockholders' Equity	$ -	$ -

4

LEAGUESWYPE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR DECEMBER 31, 2018 AND 2017
(unaudited)

	2018	2017
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit		
Operating Expenses-		
Start-Up Costs	5,728	23,246
Total Operating Expenses	5,728	23,246
Net Income	$ (5,728)	$ (23,246)

	Members' Contribution		Accumulated Deficit	Stockholders' Equity
	Units	Amount		
December 31, 2017	500,001	$ 45,198	$ (45,198)	$ 0
Contributions		5,728	-	5,728
Net Income/(Loss)	-	-	(5,728)	(5,728)
December 31, 2018	500,001	$ 50,962	$ (50,962)	$ 0

LEAGUESWYPE LLC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2018 AND 2017
(unaudited)

	2018	2017
Cash Flows From Operating Activities		
Net Income	$ (5,728)	$ (23,246)
Net Cash Used in Operating Activities	(5,728)	(23,246)
Cash Flows From Financing Activities		
Members' Contribution	5,728	23,246
Net Cash Received From Financing Activities	5,728	23,246
Increase in Cash and Cash Equivalents	-	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ -	$ -

NOTE 1 – NATURE OF OPERATIONS

Leagueswype LLC was formed on June 6, 2016 ("Inception") in the State of Delaware. The financial statements of Leagueswype LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Forest Park, IL

The Company will be offering the first and only virtual wallet specifically targeting the multi-billion-dollar fantasy sports industry. Leagueswype is a wonderfully designed platform that allows, among other things, fantasy sports players to collect, store, and transfer funds. Each user will have a Leagueswype (Skrill) account/wallet were funds can be deposited from a bank account or credit/debit card and stored. These funds can then be transferred into a season long "league bank" to collect dues and other fees associated with fantasy play or these funds can be transferred to another Leagueswype account owner if desired (peer to peer transfers). Eventually and additionally we will want to allow Leagueswype users the ability to use their account balances to make purchases through our application and on partnering sites. All of this in a secure environment across web and mobile devices.

Going Concern and Management's Plans
The Company was recently formed. We will incur significant additional costs for operations until revenues can be derived. We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from founder contributions, additional debt and/or equity offerings, proposed Regulation Crowdfunding and Regulation D offerings, and revenues from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of the application through the Google Play and Apple iOS app stores, referral commission paid by affiliate partnerships, in app purchases, subscription fees for upgraded services, and ad revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not currently have any outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company also has no material commitments or contingencies requiring disclosure.

NOTE 5 – MEMBERS' EQUITY

Leagueswype is a single member LLC and is managed by managers. Darius Grandberry is the Manager and currently owns 500,001 of the 500,001 ownership units in the Company. The Company has authorized the issuance of 107,000 memberships units of the 499,999 membership units in the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 1, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Q   Start Investing   Raise Capital   Sign In



Leagueswype is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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47
Days Left

6
Investors

$6,320.00
Raised of $10K - $1.07M goal

Invest Now   ♡

$100.00 minimum investment

Leagueswype
The Ultimate Fantasy
Sports App

● Regulation Crowdfunding
🏠 Forest Park, IL
🔧 Consumer Internet
📍 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

A Better Way to Play...

Invest in Leagueswype

Group Me Meets Venmo for Fantasy Sports
It is the most exciting time of the year -- Fantasy Season. Your friends are already speculating draft picks and talking smack to each other. But now you have to deal with the part that every commissioner hates: collecting league dues. Rodney swears he already paid you in cash, Mike sent his via Quickpay, Lisa keeps replying with emojis every time you text her to pay up, and Joe still hasn't paid his dues from LAST season! That is all about to change. Introducing Leagueswype, the Group Me meets Venmo for fantasy sports.



In paid fantasy sports leagues, the league "commissioner" often collects participation dues by cash or check. Where these funds are kept are anybody's guess, resulting in slow or incomplete payouts, frustrated players, and fractured friendships. We believe the fantasy sports community needs a better solution - one that's transparent, efficient, and fun.





This is where Leagueswype comes in. Leagueswype is the best and most convenient way for these 59 million+ fantasy players to collect and distribute league fees paid. Frustrated league commissioners can more easily collect league fees and pay out winnings with full transparency. Users can talk smack and engage with other league members using the message board and integrated messenger app. They can score discounts and special offerings made to Leagueswype users. In our opinion, never before has so much convenience, functionality, and fun been offered on one platform to the growing market of fantasy sports players.

Leagueswype is a mobile wallet for the league, offering a platform for an interactive community of enthusiasts and an easy, quick, and secure method for collecting, storing, and transferring league pay. It makes collecting dues easy and timely, payouts are instantaneous, and ponying up for that mid-year draft party becomes a breeze.

Leagueswype is the ultimate way to commission season-long fantasy play. It is a debit card with a personality and a mobile wallet perfect for the fantasy sports community.

The Offering

Investment

$10 per Non-Voting Membership Interest | When you invest you are betting the company's future value will exceed $5.1M.

Development Stage

Leagueswype is currently in beta with a working web application available. We are seeking additional capital to complete mobile application development and to enhance UX/UI design.

StartEngine Owner's Bonus

54 days, 17 hours, 29 minutes left

This offering is eligible for the StartEngine Owner's 10% Bonus. For details on the bonus, please see the Offering Summary section below

Invest

Elevating the Fantasy Sports Experience

A one-stop destination for all things fantasy sports.

Users can collect, store, and transfer money in an efficient and secure manner via instantaneous transfers to and from linked credit or debit card accounts. However, aside from offering a quick, easy, and secure solution for transferring funds, the application also provides a suite of features that streamlines the user's fantasy sports experience. Instead of keeping track of multiple sites, players can manage all of their leagues on one easy-to-use platform by integrating Leagueswype with their favorite fantasy sites. It's a convenient way to manage all rosters and wallets. The platform also provides users a way to engage with their peers via direct messaging and message board features. Who doesn't need an easy way to talk a little smack? Furthermore, fantasy players can access up to date and relevant sports related news, with the source and subject of content tailored to their preferences for a customized experience. Finally, users can save money and score discounts by taking advantage of offerings made exclusively to them. All of this in a secure environment across web and mobile devices.



Aside from offering a monetary solution for fantasy sports, Leagueswype's array of functionalities enhance the fantasy sports player's experience all season long.

The Competitive Landscape and How We Stack Up



Fantasy players participate in multiple leagues across different providers without a streamlined payment option. We believe our competition also lacks the full range of amenities offered by Leagueswype.

Escrow Services
(Leaguesafe, TeamStake)
- Does not support flexible payments
- No peer-to-peer transfers



P2P Providers
(PayPal, Zelle, Venmo)
- More expensive
- Does not allow you to store money for the fantasy season

Cash Leagues
(ESPN Fantasy, Yahoo Sports, FanDuel)
- No peer-to-peer transfers
- Too many wallets to manage



Current competitors either focus only on the collecting and storing of funds in a custodial capacity or are simply payment facilitators that don't attempt to engage users. We have identified only one website that offers fantasy sports players the option to pay league dues online and receive payouts at the end of the season. We have found no working applications that offer this service directly targeted at fantasy league players.

We believe that never before has so much convenience and functionality been offered on one platform to our growing target market of fantasy sports league players. Escrow services applications are designed to collect contributions from multiple people for a specific purpose, but do not allow transfers between contributors. Payment service providers are more expensive options to send and receive funds, and do not provide a league repository where all owners can easily view activity in the account at any time. Neither option provides more convenient fantasy play or offers special promotions to users.

The Target Market

We expect our strongest market segment to be season-long

league users who participate in leagues requiring payment. They make up 84% of the market, and 75% of them pay for entry to play. Of these season long players, 72% also participate in side bets and 65% spend money on magazines, advice, or draft kits. There are over 59 million users participating in an estimated $7.22 billion industry.



Additional market segments include daily fantasy sports players who find value and convenience in the ability to store value collected from multiple mobile sites on one platform. The stored value can be used on any site without restriction, or deposited into their bank account immediately. Other targets include one-off users who require an account to participate in office pools, users who contribute money to support a group event, and those who value receiving discounts on merchandise purchased through the application. These other targets could potentially increase our target market by an additional 10 million people.

Source: https://fsta.org/research/industry-demographics/

How We Are Making It All Happen



We plan to create a community that engages our users in more than just monetary methods by offering functionalities that appeal to all fantasy sports players' styles - whether calculating, competitive, seasoned, or even casual. We will partner with content providers to access up to date and relevant sports related news. The source and subject of content will be manageable by the owner allowing for a customized experience. We would look to partner with the top fantasy league providers to seamlessly integrate into their systems, providing our owners access to their rosters making it convenient to manage multiple leagues on one platform. We would also target athletic related companies as partners to provide discounts on merchandise or services purchased through Leagueswype. We are looking to integrate into all established branches of the fantasy sports industry.

State of the Fantasy Sports Industry

Regulations to allow fantasy sports in all states are in the works and the new sports betting laws have created the



perfect opportunity for a platform like Leagueswype. Every person who engages in sports betting or fantasy sports play is a target Leagueswype customer.



According to the FSTA, more than 59 million people play fantasy sports in North America, the equivalent of 20% and 19% of the US and Canadian general populations respectively. The average player spends $556 a year on fantasy. Together, users spent $11 billion on the activity in 2014 and that number continues to increase yearly. We believe popularity is at an all time high and season-long leagues, which have been around for decades, continue to thrive especially now that major pro leagues are endorsing fantasy.

Source: https://fsta.org/research/industry-demographics/



Industry stats suggests potential for Leagueswype:
• There are 59+ million fantasy players in North America alone
• On average, players spend roughly $550 per year on fantasy related activities
• Fantasy contributes an estimated $7.22B to the U.S. Economy
• The industry has grown by 23M players, or 64%, since 2011

All stats are as reported by the Fantasy Sports Trade Association in their June 2017 industry research report

A Look at Other Markets Suggests a Promising Future for Leagueswype

We believe the popularity and growth of WhatsApp and WeChat demonstrate the market's continuing support of social networking platforms. The sustained success of established veterans Gyft and Venmo as well as new entrants into the mobile wallet space, Apple Pay and Android Pay, demonstrates that the market is ready for the convenience digital wallets provide. Leagueswype provides both a social networking platform and a mobile wallet while specifically targeting a near $8B industry with over 60M potential customers in North America alone.
*All stats are as reported by the Fantasy Sports Trade Association in their June 2017 industry research report (see above).



A Unique Opportunity in a Changing Environment



Leagueswype hopes to be the go-to payment method as fantasy sports become more regulated.

As stated above, fantasy sports play is experiencing a large growth both in the US and internationally. Regulation to allow fantasy sports in all states is in the works and the new sports betting laws have created the perfect opportunity for a platform like Leagueswype. Every person who engages in sports betting or fantasy sports play is a target Leagueswype customer. It really could be the PayPal of the industry.

We believe Leagueswpe can be the first and only virtual wallet created that targets this industry. Changes in laws and the ripeness of the market create the perfect combination for huge financial gain.

Invest in a New Way to Play

Our competitors are limited in what they can offer users and how they can charge for the service. We can charge for housing and storing all league dues and for each transfer. We can get paid for every purchase made through the platform and we believe advertisers will spend good money to engage with our users who already have money in a virtual wallet ready to spend. Both the developers and participants in fantasy sports are ready for Leagueswype. Invest today.



LEAGUESWYPE

The idea of Leagueswype is born

Leagueswype set out to make it more convenient and transparent for fantasy players to exchange money.

Over 500 people interested with

Engaged new team to complete

Fantasy



Start Engine

Build strategic partnerships

minimal marketing

Ran a small Facebook ad and received good interest from the fantasy sports community.

complete development

The development would include integrating into two fantasy providers' APIs and fully integrating payment facilitator API.

Fantasy provider APIs integrated

Gives users the ability to manage multiple league providers on Leagueswype.

Start Engine Campaign Launches

Leagueswype looks to raise capital for development and marketing.

and affiliations

Build strategic partnerships with fantasy providers to collect commissions on referred users. (ANTICIPATED)

September 2015   **August 2016**   **April 2017**   **September 2017**   **June 2019**   **August 2019**

February 2016   **October 2016**   **July 2017**   **November 2017**   **July 2019**   **September 2019**

First beta version is complete

We failed to secure a payment facilitator partner. We focused on the ability to create a league and invite people to join without an ability to store money.

Payment Facilitator API integration complete.

The ability to collect, store, and transfer funds are added to the platform with full functionality.

Web app goes live

The app is ready for beta testing with a control group of users.

Leagueswype app launch in the Apple and Google play stores

Beta version of the app goes live in the app stores. (ANTICIPATED)

Development begins!

Leagueswype hires a Ukranian development team to build beta version.

Build out the Owners Box

Reach agreements with major retailers to provide discounts on merchandise or services purchased or redirected for purchase through Leagueswype. (ANTICIPATED)

Meet Our Team



Darius Grandberry

CEO, Founder and Manager

Darius Grandberry is CEO and Founder of Leagueswype LLC. Darius formed the company in June 2016 and has been working

on the business ever since. He began working full-time for the company in June 2017. Darius Grandberry currently works full-time as Managing Director for the start-up financial services firm Gold Leaf Capital Partners where he started in January 2018 (primary position). Mr. Grandberry was formerly the Chief Financial Officer at Muller and Monroe Asset Management LLC (M2) and spent ten years with the firm from 2007 to 2017 working full time. Mr. Grandberry was responsible for the daily financial operations of both M2 and the private equity funds it advises. Prior to joining M2, Darius was a senior auditor at Washington, Pittman, & McKeever, LLC where he managed all phases of client audits, evaluated business processes, and determined compliance needs from 1999 to 2007. Darius is a Certified Public Accountant (CPA) with a BS degree in Accounting from the University of Illinois and received his MBA from Northwestern University's Kellogg School of Management. Darius is a member of the American Institute of Certified Public Accountants (AICPA), the Illinois CPA Society (ICPA).





Ed Sahakian

Head of Technology

Hands on senior level software engineer, with 20+ years of software development experience including project management, system architecture, enterprise software design, & team building. Up to date on the latest leading edge technologies and methodologies for enterprise and mobile software development using an Agile driven SDLC. Proficient in many backend + frontend technologies and databases as well as cross platform mobile development. Ed Sahakian is consistently sought out by CEOs, executives and startups within Southern California for his exceptional and efficient engineering expertise.



Offering Summary

Maximum 107,000* Non-Voting Membership Interests ($1,070,000)

Maximum subject to adjustment for bonus interests. See 10% Bonus below

Minimum 1,000 Non-Voting Membership Interests ($10,000)

Company	Leagueswype LLC
Corporate Address	417 Des Plaines, Forest Park, IL 60130
Description of Business	Leagueswype is an interactive community of fantasy sports enthusiasts that will provide for the storing and transferring of funds easily, quickly, & securely, making it the ideal custodial solution for all fantasy sports related transactions. The application also provides a full suite of features that enable its users to consolidate their participation in leagues across various fantasy sports providers. On one platform, users will be able to view and manage league logistics, create and commission leagues, organize and manage payments, store value, engage with league participants through a messaging function, access relevant league and media information and take advantage of exclusive product discounts. All of this in a secure environment across web and mobile devices. Leagueswype is currently in beta with a working web application available. We are seeking additional capital to complete mobile application development and to enhance UX/UI design.
Type of Security Offered	Non-Voting Membership Interests
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$100.00

Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Leagueswype LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any interests you purchase. For example, if you buy 100 Non-Voting Membership Interests at $1.00 / interest, you will receive 110 Non-Voting Membership Interests, meaning you'll own 110 interests for $100. Fractional interests will not be distributed and interest bonuses will be determined by rounding down to the nearest whole interest.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

More concepts...

6 days ago

Hey everyone,

We hope your summer is going well. NFL season is just around the corner. Players are reporting to training camp and the Leagueswype team is hard at work game-planning how to make your Leagueswype experience as fun and convenient as possible.

If your leagues are anything like mine, each year we plan on making changes to the payout structure and scoring system. Before you know it, it's draft day and it's too late to vote on changes. So the answer is always the same, "Next Year". Well, next year is here. Leagueswype is making it as easy as possible to change payout structures and collect votes from even the hardest to reach owner in your league. Take a look at what we are working on and give us your thoughts. What other standard templates should we include?

Your feedback is as important as your investment. Let us hear from you.

LeagueSwype

Hello,
George Costanza   LOG OUT

- Dashboard
- Leagues
- **Create League**
- My Leagues
- Wallet
- Profile

SETUP YOUR PAYOUT STRUCTURE

Choose your payout metrics and dollar amounts. Start from one of our templates or customize your own payout structure.

Blank
Customize your own payout structure with our easy to use system.

GET STARTED

Classic Templates

Classic Split
The payout that started it all. 70/20/10 split between 1st, 2nd & 3rd place overall.

CHOOSE TEMPLATE

Regular Season Champ
Classic split with a chunk carved out for the regular season champ.

CHOOSE TEMPLATE

Highest Score
Payouts for 1st and 2nd place + a chunk for the team with the most weeks with the high score.

CHOOSE TEMPLATE

Pro Templates



Survivor

Each week, the lowest point total is eliminated. The last team standing gets the biggest payout.

CHOOSE TEMPLATE

High Score Shootout

For leagues that value explosive games – reward the highest scoring teams.

CHOOSE TEMPLATE

Battle Royale

This payout structure has 13 payout metrics including longest QB TD Pass & Unlucky Drafter.

CHOOSE TEMPLATE

Handicap Templates

The Newb

Fantasy Newbies can get in on the action with payouts for the winner of the losers bracket.

CHOOSE TEMPLATE

Bullseye

Fantasy Newbies can get in on the action with payouts for the winner of the losers bracket.

CHOOSE TEMPLATE

Rookie Sensation

This payout structure has 13 payout metrics including longest QB TD Pass & Unlucky Drafter.

CHOOSE TEMPLATE

Don't Forget, Invite your Friends and Complete your Investment!

Leagueswype was built for interaction among players, and now **OWNERS**. So tell your family and friends about us! Please **SHARE** the link to our campaign page with anyone who might be interested in becoming a Leagueswype owner. If you haven't completed your investment be sure to do that **SOON!** As a new startup in the growing fantasy sports space, we truly appreciate your support.

Thanks!

Leagueswype Team

Testing out concepts

14 days ago

Hey -

I know it has been a while since we last updated our followers but we have been hard at work. We are testing out a few new concepts that are really cool. We have had some serious fantasy players and hard nose commissioners give us the thumbs up. Let me know what you think!



LEAGUESWYPE
MANAGE FANTASY PAYMENTS AND TALK TRASH!
JOIN NOW
How LeagueSwype works...
1. Choose payout structure
Create a new league
League Name
College Budz
Select a Season
NFL 2019
Entry Fee
$100
Number of Owners
12
NEXT
COLLEGE BUDZ
League bank:
$800.00
WITHDRAW
ADD FUNDS
Nag the slowpokes!
View all
Charlie63
-$100
Sdub292
-$100
Gooseman
-$100
SEND MESSAGE

2. Invite team owners to join

Who is the "Slowpoke" in your league, you might want to start collecting for the NFL season now! More cool concepts to come.

Don't forget to share the campaign page with your networks and if you haven't completed your investment be sure to do that soon!

Thanks!

Leagueswype Team

Our Advisor Relationships are growing!

22 days ago

Hello Everyone,

I hope you all enjoyed a great holiday weekend. The Leagueswype team continues to build meaningful relationships throughout the fantasy sports landscape. We are excited to announce that we are working on two very special advisor relationships that we hope to finalize soon. One is with an industry veteran who built and sold one of the first mass-market fantasy platforms in the world and was an early leader and advocate for fantasy sports serving as President of the Fantasy Sports Trade Association. The other is a technology heavyweight who has helped build some of the largest and most recognizable fantasy sports data games in America over the last 20 years while holding the positions of VP of Technology and CTO for some of the most respected names in sports. Having both join us will greatly enhance our reach and brand awareness within the industry, making partnerships more accessible and ensuring our technology is built to scale. We are proud and excited that both see the Leagueswype vision and have agreed to help us execute.

We know that adding talent is paramount to the success of Leagueswype. The relationships we have established over the last 3 years will serve us well as we bring on tech talent and marketing experts. We are excited to build out our team, this fundraise will allow us the opportunity to formalize some of these relationships and really get to work building the most trusted brand in fantasy sports. We hope you decide to join us on this journey. It will be fun!

All the best,

Leagueswype Team

Our Dream is to End the Fantasy Nightmare

about 1 month ago



The Fantasy Nightmare
"Hey dude, have you paid yet? The fee is $50."
"How should I pay you? I'm confused"
"I won! Where's my money?!"
"NO! I don't have Venmo. So what should I do?"

Hi Everyone -

I hope you all are ready for a great weekend. We are just about 2 weeks into our campaign and have attracted some good attention and significantly increased awareness about what we are building at Leagueswype. We look to build on that momentum headed into next week. If you have not yet finished your investment, make sure to do so! Also, please share this with your friends. Don't let anyone you know miss out on the opportunity to own a piece of the future of fantasy sports.

Please remember, we are here to answer any questions you have. Drop us a comment if you have any questions, concerns or feedback. Your input is incredibly valuable to us. We want to build a long-term relationship with our investors and have you serve as our brand ambassadors. Tell us what you like about our campaign or what we can do better. In the meantime, we will continue to fight for our dream to kill the fantasy nightmare!

Have a wonderful weekend!

Darius G.

WE ARE LIVE

about 1 month ago

GAME ON! The Leagueswype team is excited to announce the official launch of our offering on StartEngine, and we are grateful for and encouraged by the early interest and support. We think Leagueswype is the coolest thing in fantasy sports and allows anyone to become a super commish for their league. Collect, store and transfer money, manage multiple leagues on multiple platforms, engage with other owners, and access league news - **all in one place!**

We now invite you to **OWN** a piece of the future of fantasy sports. Our team has put a lot of time and attention to detail into making our page as resourceful as possible. This page will be updated periodically with campaign milestones, news, and other things of note. Check back often and if you have any questions that we have not addressed, please feel free to leave them in the comments section at the bottom of the page.

Invite your friends!

Leagueswype was built for interaction among players, and now **OWNERS**. So tell your family and friends about us! Please **SHARE** the link to our campaign page with anyone who might be interested in becoming a Leagueswype owner. As a new startup in the growing fantasy sports space, we truly appreciate your support.

Darius Grandberry

Player/Coach/Owner

END OF UPDATES

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VIDEO TRANSCRIPT (Exhibit D)

Music: 00:00 [inaudible]

Darius: 00:11 It's fantasy season. All your friends are already speculating draft

picks and talking trash to each other. But now comes the part that every commissioner hates, collecting league dues. Your boy Rodney swears he's already paid you. Mike sent his via quick pay. And Lisa, she keeps replying with emojis every time you text her to pay up. See if you know, like I know this has become the life of 60 million fantasy sports fans everywhere. Hi, I'm Darius, founder of Leagueswype and we're changing the way you play fantasy sports.

Darius: 00:44 Introducing Leagueswype, a complete all in one application for

fantasy sports all stars. Never hunt down your friends for payment or deal with six different methods to collect dues and make payouts ever again. Leagueswype is your all in one headquarters. Collect dues, talk trash, make trades. You can do all this on one, easy to use platform.

Darius: 01:02 Signing up is super easy. No matter what sport, create a league, invite your friends, take control of how you pay, take control of how you play.

Daniel: 01:11 Uh, it was the easiest way for me to manage my payments and

probably my friendships just so that they don't have to hear me texting them, calling them, asking for money, day in day out because they hadn't paid.

Darius: 01:23 Leagueswype is the brand fantasy players trust. Of the 60

million people who play fantasy 75% pay to play. The industry has grown to over 7 billion and entry fees to play fantasy sports are expected to generate 14.4 billion in 2020. The industry is booming with no signs of slowing down.

Darius: 01:43 We know fantasy isn't just about picking the team anymore. It's far more than that. It's about trophies to the winners. It's about group outings. It's about get togethers and going to the game with your buddies.

Darius: 01:53 Made by fantasy players for fantasy players.

Darius: 01:57 See existing fans have their fantasy lives spread across different platforms without a streamlined payment option, Leagueswype seeks to centralize and aggregate.

Carter: 02:06 Leagueswype makes it super easy to manage all of my fantasy

leagues year round, whether it's talking trash with all of my

college buddies in our football league, or making trades with my coworkers in my basketball league. Oops, wrong outfit. Hang on. Or collecting my winnings in my baseball league.

Darius: 02:25 Transparent and easy. That's why Leagueswype will become the

central hub of the fantasy sports industry.

Darius: 02:31 I created Leagueswype to eliminate the stress and create more fun.

Darius: 02:36 Invest in Leagueswype today and become the future of fantasy sports.

Music: 02:42 [inaudible].

Source: https://www.sportsmanagementdegreehub.com/fantasy-football-industry/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

OF

LEAGUESWYPE LLC

Each Member acknowledges that the interests in the Company have not been registered under the Securities Act of 1933 or the laws of Delaware governing the sale of securities, or the securities laws of any other state, because the Company is issuing interests in reliance upon the exemption from the registration requirements of such laws providing for non-public offerings. The Company has relied upon representations of the Members that each is acquiring the interest for investment purposes and not resale or distribution to others. Each Member has been furnished all information regarding the interests and warrant and represent that the Member has the experience and sophistication as an investor adequate for evaluation of the merits and risks of investment in the Company

I. This is an Agreement, entered into effective on June 6, 2016 by and among Leagueswype LLC, a Delaware limited liability company, with an address of 417 Des Plaines Ave #104, Forest Park, IL 60130 (the "Company"), Darius Grandberry, an individual, with an address of 1118 Troost Ave, Forest Park, IL 60130 (the "Founding Member"), and the persons who are admitted to the Company as Members (the "Investor Members"). The Founding Member and the Investor Members are sometimes referred to as "Members" in this Agreement.

II. RECITALS:

WHEREAS: The Members hereto formed Leagueswype LLC (the "Company");

WHEREAS: The Members hereto desires to enter into this Agreement to govern the affairs of the Company and set forth their rights, obligations and understandings with respect to the Company;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Members hereto, intending to be legally bound hereby, agrees as follows:

ARTICLE I - INTERPRETIVE PROVISIONS

1.1 Certain Definitions. The following terms have the definitions hereinafter indicated whenever used in this Agreement with initial capital letters:

A.   "Additional Member" - A Member, other than an Initial Member, who has acquired an Interest from the Company.

B.   "Agreement" - This Limited Liability Company Operating Agreement and the Exhibits attached hereto, as it may be amended and in effect from time to time.

C.   " Articles" - The formation documents filed with the Secretary of State.

D.   "Assignee" - The transferee of a Member' s Membership Rights.

E.   "Bankrupt(cy)" - Either (i) the initiation by a referenced Person of a proceeding, or initiation of any proceeding against a referenced Person which has not been vacated, discharged or bonded within thirty (30) days of initiation, under a federal, state or local bankruptcy or insolvency law, (ii) an assignment by a referenced Person for the benefit of creditors, (iii) the inability of a referenced Person to pay his debts as they become due, or (iv) the agreement by a referenced Person to appointment of a receiver or trustee for all or a substantial part of his property, or court appointment of such receiver or trustee which is not suspended or terminated within thirty (30) days after appointment.

F.   "Capital Account" - The account maintained by the Company for each Member described herein.

G.   "Certificate" - The Certificate of Formation as properly adopted and amended from time to time by the Members and other documents filed with the Secretary of State.

H.   "Code" - The Internal Revenue Code of 1986 (or any corresponding provision of succeeding law), as amended from time to time.

I.   "Founding Members" - Those persons identified on Schedule A attached hereto and made a part hereof by this reference who have executed this Agreement.

J.   "Investors Members" – Those persons who become a Member subsequent to the execution of this Agreement.

K.   "Majority Approval" - The affirmative vote of 50.01% of the Members with Voting Rights.

L.   "Member" - Any of those persons identified as Members on Schedule "A" attached hereto and incorporated herein by reference. Reference to a Member with respect to allocations and distributions pursuant to the provisions of Schedule "A" shall be deemed to include any transferee or assignees of interest where appropriate.

M.   "Net Distribution Cash" - With respect to any Company accounting year shall mean the taxable income for federal income tax purposes shown on the books of the Company, increased by (i) the amount of depreciation and amortization deductions taken in computing such taxable income, (ii) any non-taxable income or receipts of the Company (excluding Capital Contributions and the proceeds of any loans to the extent used to finance capital improvements and/or replacements), and (iii) any other funds (including amounts previously set aside as reserves by the Members, where and to the extent the

Members no longer regards such reserves to be reasonably necessary to the efficient conduct of the Company's business) deemed available for distribution by the Members, reduced by payments of principal of any loans or other obligations of the Company for borrowed money, excluding loans made by Members, expenditures by the Company for the development of the Real Property or other property, for construction period interest and taxes which are capitalized and for capital improvements and/or replacements (except to the extent financed by Capital Contributions, loans or reserves previously set aside by the Company for such purposes), and such reserves for capital improvements and/or replacements or repairs and to meet anticipated expenses as the Members shall deem to be reasonably necessary to the efficient conduct of the Company's business.

N.   "Non-Voting Membership Interest" –   A Member's right to share in the percent of the profits and losses of, and the right to received distributions and allocations from the as shown opposite the name of such Member on Schedule "A", attached hereto, as the same may be adjusted from time to time in accordance with this Agreement. Members holding Non-Voting Membership Interests shall have no right to vote on Company matters

O.   "Notice" - Notice shall be in writing as set forth herein.

P.   "Person" - An individual, business entity, business trust, estate, trust, association, joint venture, government, governmental subdivision or agency or any other legal or commercial entity.

Q.   "Prime Rate" - That rate of interest per annum publicly announced from time to time by Bank of America (or any successor financial institution) as its corporate base rate, it being understood that such announced rate may not necessarily reflect the lowest rate of interest actually charged by such financial institution to any particular class or category of customers.

R.   "Resignation" - The decision or determination of a Member to no longer continue as a Member.

S.   "Voting Membership Interest" –   A Member's right to share in the percent of the profits and losses of, and the right to received distributions and allocations from the Company together with a Member's right to vote on Company matters both as shown opposite the name of such Member on Schedule "A", attached hereto, as the same may be adjusted from time to time in accordance with this Agreement.

T.   "Withdrawal" - The withdrawal of a Member from the Company upon such times and events as are provided in this Agreement which will permit withdrawal of a Member without violating or breaching the terms of this Agreement.

ARTICLE II - FORMATION OF LIMITED LIABILITY COMPANY

2.1   Limited Liability Company. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with the Act, conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

2.2   Name. The name of the Company shall be "Leagueswype LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

2.3   Purpose. The Company may engage in any lawful business for which limited liability companies may be organized in the State of Delaware, or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority and power to do all things necessary or convenient to accomplish its purpose and operate the business as described herein. The terms of this Agreement and the laws of the State of Delaware shall govern the operation of this Company.

2.4   Place of Business; Registered Office; Registered Agent. The registered agent for service of process of the Company shall be Business Filings Incorporated and shall be located at 108 West 13th Street, Wilmington, Delaware 19901.   The principal office of the Company shall be located at 417 Des Plaines Ave #104, Forest Park, IL 60130. The Manager (as hereinafter defined) may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.

2.5   The Company's existence shall commence as of the date of the filed Certificate of Formation with the State of Delaware and shall continue until dissolved in accordance with the Act and this Agreement.

ARTICLE III - CONTRIBUTIONS AND LOANS

3.1   Initial Contributions. The Founding Member shall contribute capital to the Company in accordance with Schedule "A" attached hereto. Each Investor Member shall make a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member with the capital contributions of the Investor Member to be added to Schedule "A" as may be amended from time to time. The foregoing capital contributions of Founding Member and the Investor Members are referred to as "Capital Contributions."

3.1.1   Other Required Contributions. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 3. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

3.2   Loans and Advances

3.2.1   In the event that at any time the Company must raise required additional funds in excess of Capital Contributions, then the Founding Member, acting for and on behalf of and in the name of the Company, may cause the Company to borrow such required additional funds, at then prevailing interest rates, from commercial banks, savings and loan associations and/or other lending institutions.

3.2.2   In the event the Company is unable to borrow such required additional funds, the Founding Member may elect to loan such funds to the Company. Any such loan by the Founding Member shall not increase such Member's Capital Contribution and shall not entitle such Member to any increase in its share of the distributions of the Company. The amount of any such loan shall be an obligation of the Company and shall bear interest at the Prime Rate, and the principal balance of such loan shall be repaid to such Member out of Net Distributable Cash in accordance with the provisions herein.

3.3   Other Provisions on Capital Contributions. Except as otherwise provided in this Agreement or by law:

     a.   No Member shall be required to contribute any additional capital to the Company;
     b.   No Member may withdraw any part of his capital from the Company;
     c.   No Member shall be required to make any loans to the Company;
     d.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and
     e.   No Member shall be liable to any other Member for the return of his or its capital.

3.4   No Third-Party Beneficiaries. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

ARTICLE IV - INTERESTS; CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1   Members. The Members, their Capital Contributions, and types of Interests are set forth on Schedule "A" attached hereto.

4.2   Interests. The limited liability company interests of the Company shall consist of Voting Membership Interest(s) and Non-Voting Membership Interest(s). The Interests of each Member shall be equal to that in accordance with Schedule "A" attached hereto. The Manager shall a) adjust the Interests of the Members to reflect the addition of additional Investor Members, b) may not adjust the Interests of any Investor Member except in the case of additional Capital Contributions.

4.3   Capital Accounts. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of that Member's Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member, and decreased by the amount of any distributions to the Member and the amount of loss or deduction

allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.4   No Member shall have any obligation to make any additional Capital Contributions to the Company subsequent to his initial Capital Contribution.

ARTICLE V – MEMBERS

5.1   Founding Members

5.1.1   The Founding Members of the Company shall be those persons who have signed this Agreement and are admitted as a Member of the Company upon the formation of the Company.

5.2   Additional Members, Investor Members

5.2.1   Subsequent to formation, a person acquiring an interest directly from the Company is admitted as an additional member (an "Investment Member") at the time provided in and upon compliance with the Certificate of Formation, the Act or any written agreement. Any additional members shall be reflected on Schedule "A" at which time they shall become Investment Members of record.

5.3   Meetings of Members. All meetings of the Members shall be held at such place within or without the State of Delaware as shall be designated from time to time by the Manager and stated in the notice of the meeting. The Manager may in his sole discretion hold meetings by conference call.

5.4   Quorum. Except as otherwise provided by law, the Certificate of Formation or this Agreement, the holders of a majority of the interests issued, outstanding and entitled to vote thereafter, present or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote present in person or represented by proxy, shall have the power to adjourn the meeting, until a quorum shall be present or represented. Such adjourned meeting, at which a quorum shall be present or represented, shall constitute the meeting as originally notified.

5.5   Voting. When a quorum is present at any meeting, the vote of the holders of a majority of the Voting Membership Interests shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, law or the Certificate of Formation, or this Agreement, a different vote is required in which case such express provision shall govern and control the decision of such question.

5.6   Member's Voting Rights. Unless stated otherwise by law or the Act, the Certificate of Formation or this Agreement, each Member shall be entitled to vote in accordance with his Voting Membership Interests, if any, as reflected in Schedule "A" attached hereto, as may be amended from time to time.

5.7   Resignation of Member. A Member may resign upon not less than three (3) months prior written notice to the Manager at his address on the books of the Company. Except as otherwise provided in this Article, upon resignation, any resigning Member is entitled to receive any then due distribution to which he is entitled under this Agreement. If not otherwise provided in this Agreement, a resigning Member shall also be entitled to receive within reasonable time after resignation the fair market value of his Interest as of the date of resignation.

5.8   Withdrawal of Member. A person shall cease to be a Member of the Company upon the occurrence of any of the following events:

    a.   Such person withdraws.
    b.   Such person becomes a Bankrupt Member.
    c.   Such person is adjudicated incompetent to manage his or her person or property;
    d.   Such person is a trustee and the trust is terminated (not merely the substitution of a new trustee); or
    e.   Such person is an estate, Company, partnership or other limited liability Company that is dissolved or wound up.

In the event of such withdrawal, the withdrawing Member shall have only a Non-Voting Membership Interest in the Company after withdrawal and to receive distributions from the Company, but not the right to access Company business information or to participate in the Company management, except as required by law. The Withdrawing Member shall not be entitled to a return of the Member's capital contribution and may not withdraw contracts or personal guarantees that he may have given.

ARTICLE VI – MANAGEMENT

6.1   Management by Manager.

6.1.1   In General. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). The initial Manager shall be Darius Grandberry. Subject to and limited by the provisions of this Agreement, the Manager (i) shall have the authority, discretion, obligation and responsibility to manage and control the affairs of the Company to the best of his ability, (ii) shall use his reasonable best efforts to carry out the business of the Company, and (iii) shall oversee the day-to-day affairs of the Company and shall make all decisions and take all actions with respect thereto, and iv) shall have the authority to delegate specific and limited authorities to other Members from time to time as he determines are necessary, such authorities to be in writing.

6.1.2   Approval of the Manager shall be required prior to any action by the Members or agent with respect to all decisions affecting the business of the Company, including, but not limited to, the following: (i) amendment, modification, termination or waiver of rights under this Agreement; (ii) executing a recourse or a confessed judgment promissory note or otherwise confessing a judgement against the Company in connection with any threatened or pending legal action; or (iii) commencement

of any litigation or arbitration proceedings involving the Company and settlement of any such proceedings.

6.1.3   The Manager may execute, for and on behalf of the Company, deeds absolute, mortgages, (including, without limitation, deeds of trust, financing statements, chattel mortgages, pledges, conditional sales contracts, and similar security instruments), leases, contracts, dedications of or easements on all or any part of the Real Property, promissory notes, or other legal documents, all of which instruments when so executed by the Manager shall be valid and binding upon the Company without any liability or obligation on the part of any purchaser, lender, title company or other third party to see the application of any money or property paid or delivered or the authority of the Members to so act.

6.1.4   Authority to Bind the Company. Except as otherwise provided by this Agreement no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniary for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager to act as agent of the Company in accordance with the previous sentence.

6.2   Limitations on Authority.

6.2.1   No Member or Members shall have any authority to perform:

a.   any act in violation of any applicable law or regulation thereunder,

b.   any act in contravention of this Agreement or failing to do any act required by this Agreement,

c.   any act which would make it impossible to carry on the ordinary business of the Company,

d.   merge into or consolidate with any Person, or dissolve, terminate or liquidate, in whole or in part, transfer or otherwise dispose of all or substantially all of its assets, or change its legal or capital structure, or

e.   fail to preserve its existence as an entity duly organized and in good standing under the laws of the State of formation, and qualification to do business in the State of formation.

6.3   No Compensation; Reimbursement of Expenses. No Member shall be paid any direct salary or other compensation for managing or supervising the affairs of the Company. Except as otherwise set forth in this Agreement, the Members shall be fully and entirely reimbursed by the Company for any and all direct and indirect costs and expenses incurred in connection with the formation of the Company and the management and supervision of the Company's business. With respect to any such reimbursement, such Member shall present the Company with such invoices as are necessary to substantiate such costs and expenses.

6.4   No Management by Members. No Member in his/her capacity as a Member, shall take part in the day-to-day management, operation or control of the business and affairs of the Company or have any right, power, or authority to act for or on behalf of or to bind the Company or transact any business

in the name of the Company. The Members shall have no rights other than those specifically provided herein or granted by law where consistent with a valid provision hereof.

6.5   Resignation. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

6.6   Standard of Care. The Manager shall conduct the Company's business using its business judgment.

6.7   Appointment of Manager. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Voting Membership Interests.

6.8   Officers. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

6.9   Acquisition Fee. Manager shall not be charging the Company an acquisition fee.

6.10   Fees for Services. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

ARTICLE VII - ALLOCATIONS AND DISTRIBUTIONS

7.1   Allocations of Profits and Losses. The allocation of profits and losses of the Company to the Members shall be made in accordance with the provisions of Schedule "A" attached hereto

7.2   Distributions.

    a. Net Distributable Cash. At the end of each Company accounting year (or more frequently if a Majority of the Members so determines), the Manager shall determine the amount of Net Distributable Cash available for distribution, if any, and shall distribute Net Distributable Cash in the following order of priority:

        (i) In payment of loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of Net Distributable Cash shall be made on a pari passu basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Interest in the Company or as otherwise stated in Schedule "A" attached herein.

b.   Notwithstanding the provisions of Section 7.1 hereof, in the event Net Distributable Cash shall result from the dissolution or liquidation of the Company, any such Net Distributable Cash shall be distributed to the Members in the following order of priority:

(i) In payment of loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of Net Distributable Cash shall be made on a pari passu basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Capital Account balances in the Company.

7.3   Restrictions on Distribution.

a.   No distribution may be made by the Company if after giving effect to the distribution:

(i) the Company would not be able to pay its debts as they became due in the usual course of business, or

(ii) the Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of Members, whose preferential rights are superior to the rights of Members receiving the distribution.

b.   The Company may base a determination that a distribution is not prohibited under this Section 5.04(A) either on:

(i) financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or

(ii) a fair evaluation or other method that is reasonable in the circumstances.

c.   The effect of a distribution under this Section is measured as of:

(i) the date the distribution is authorized if the payment occurs within one hundred twenty (120) days after the date of authorization or

(ii) the date the payment is made if it occurs more than one hundred twenty (120) days after the date of authorization.

7.4   Liability for Distribution. At the time a Member becomes entitled to a distribution such Member has the status of and is entitled to all remedies available to a creditor of the Company with respect to the distribution.

7.5   Manner of Distribution. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

7.6   Other Rules Governing Distributions. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

ARTICLE VIII - BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS

8.1.   Bank Accounts. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

8.2.   Books and Records of Account. The Company shall keep at its principal office, books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

8.3   Annual Financial Statements and Reports. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amounts distributed, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

8.4   Reports Required by Law. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 8.3.

8.5   Right of Inspection.

8.5.1   In General. If a Member wishes additional information or to inspect the books and records of the Company for a bona fide purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

8.5.2   Bona Fide Purpose. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide purpose.

8.5.3   Representative. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

8.5.4   Restrictions. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

a.   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

b.   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

c.   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

d.   No Member may review the books and records of the Company more than once during any twelve (12) month period.

e.   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

f.   A representative of the Company may be present at any inspection of the Company's books and records.

g.   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

h.   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

8.6   Tax Matters.

8.6.1   Designation. The Manager shall be designated as the "tax matters partner" (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company

representative" (the "Company Representative") as provided in the Code. Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

8.6.2   Examinations and Audits. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

8.6.3   Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

8.6.4   Tax Returns. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

ARTICLE IX - TRANSFERS OF SHARES

9.1.   Voluntary Transfers.

9.1.1   Generally. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

9.1.2   Transfers. No transfer of Interests shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to lose its exempt status under the Code.

9.1.3   First Right of Refusal.

a. In General. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Interest (the "Transfer Interest"), then he, she, or it shall notify the Manager, specifying the Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within fifteen (15) days after receipt of the Sales Notice the Manager shall notify the Investor Members of the offer.

b. Within thirty (30) days after receipt of the Sales Notice by the Selling Member, Manager may exercise the Company First Right of Refusal and shall notify the Selling Member of its intent to purchase the Transfer Interest and shall do so within thirty (30) days under the same terms as the third-party offer.

c. In the event Manager does not exercise the First Right of Refusal, Manager shall provide the Investor Members with the Sales Notice within fifteen (15) days and Investor Members will upon receipt of such Sales Notice shall have the Right of Refusal. Those Investor Members who elect to exercise their Right of Refusal, shall notify the Manager of an intent to purchase the Transfer Interest, such Right to be prorated among the responding Investor Members in proportion to their Interest. Investor Members electing the purchase the Transfer Interest shall do so within thirty (30) days under the same terms as the third-party offer.

d. Any deficiency between the Transfer Interest not purchase by the Manager and the Investor Members shall then be sold to the third party under the terms of the offer.

9.2   Admission of Transferee. Any permitted transferee of an Interest shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

9.3   Exempt Transfers. The following transactions shall be exempt from the provisions of section 9.1:

a. A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

b. Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

c. The sale of all or substantially all the interests of the Company (including pursuant to a merger or consolidation

9.4   Other Transfers Void. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

9.5   Death, Insolvency, Etc. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Interest, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Interest to the Company or any other

Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

9.6   Drag-Along Right. In the event the Manager approves a sale or other disposition of all the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Interest free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

9.7   Waiver of Appraisal Rights. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

ARTICLE X - DISSOLUTION AND LIQUIDATION

10.1   Dissolution. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 10.2.

10.2   Liquidation.

10.2.1   Generally. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Ten. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

10.2.2   Distribution of Assets. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

10.2.3   Distributions in Kind. The assets of the Company shall be liquidated as promptly as possible to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. If in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

10.2.4   Statement of Account. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

ARTICLE XI - MISCELLANEOUS

11.1   Amendments.

11.1.1   Amendments by Manager. The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2   Limitation. Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would

a.   amend this section 11.1.2,

b.   require any Investor Member to make additional Capital Contributions,

c.   impose personal liability on any Investor Member,

d.   change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or

e.   give the Founding Member itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2   Waivers. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in an instance constitute a waiver of such right or remedy generally.

11.3   Assignment by Founding Member. The Founding Member may assign its Voting Membership Interest and its interest in this Agreement to any other entity controlled by or under common control with the Founding Member.

11.4   Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5   Electronic Delivery. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6   Governing Law. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes

arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7   Waiver of Jury Trial. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8   Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9   Signature by Facsimile or Email. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10   Electronic Signatures. This Agreement may be signed electronically, e.g., via DocuSign.

11.11   No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.12   Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.13   Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.14   Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.15   Execution by Investor Members. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.16   Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.17   Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

EACH PARTY REPRESENTS AND WARRANTS that it has authority to enter into this Agreement and lawfully make the disclosures contemplated hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Leagueswype LLC

Darius Grandberry

By: Darius Grandberry As Founding Member of Leagueswype LLC

June 6, 2016
Date

SCHEDULE A

TO

LEAGUESWYPE LLC OPERATING AGREEMENT

Schedule of Members

MEMBERS	VOTING MEMBERSHIP INTEREST	CAPITAL CONTRIBUTION
Darius Grandberry	500,001	Services